Exhibit 2.1
EMPLOYMENT AGREEMENT
This Employment Agreement (“Agreement”) is entered into between David Joseph (“Executive”) and The Taubman Company LLC (the “Company”) with an effective date of April 29, 2013 (the “Effective Date”).
1.Services. Executive shall be employed by the Company as its Senior Vice President, Leasing on a full-time and exclusive basis upon the terms and conditions set forth in this Agreement for the period beginning on the Effective Date and ending as provided in Sections 3 and 4. Executive shall perform such duties as assigned from time to time by the Company’s President and/or Chief Operating Officer. For so long as Executive shall be employed hereunder, Executive shall devote all of his business time, energy and ability to the business, affairs and interests of the Company, its subsidiaries and its affiliates (the “Taubman Entities”), shall faithfully and diligently promote the interests of the Taubman Entities, and shall perform the services contemplated by this Agreement.

2.Compensation. As full compensation for all of Executive’s services rendered under this Agreement, the Company shall pay and provide benefits to Executive as follows:

A.
The Company will pay Executive an annual base salary of $500,000 per year (the “Base Salary”). Executive will be eligible for a merit increase in April 2014, as determined by the Company in its sole discretion based on Executive's performance and in accordance with the Company's timeframe, process and overall pool for merit increases. The Base Salary will be payable in regular installments in accordance with the Company’s general payroll practices and subject to tax withholding.

B.
Executive will be eligible to receive an annual bonus for each calendar year he works for the Company, in such amounts as the Company may determine in its sole discretion based on the Company's performance and the allocation of the Company's bonus pool to participants, including Executive, based on annual performance. Executive’s target bonus will be 80% of his Base Salary. Any bonus will be subject to tax withholding and paid at the same time the Company pays its bonuses generally, but in no event later than March 15th of the subsequent year.

C.	The Company will pay Executive a one-time starting bonus of $75,000, subject to tax withholding, which shall be paid to Executive within thirty days after he commences employment.

D.	Executive will be eligible to receive the Company’s Relocation Package A, plus reimbursement for the reasonable expenses associated with an additional four house hunting trips to Michigan.

E.
Until Executive becomes eligible for health insurance coverage under the Company’s benefit plans, the Company will reimburse Executive’s costs to continue his current health care coverage under the Consolidated Omnibus Budget Reconciliation Act.

F.	Executive shall be entitled to participate in all employee benefit plans, pension plans, medical benefit plans, group life insurance plans, or other employee welfare plans as offered to the Company’s other senior executives, as such plans may be modified, amended, terminated, or replaced from time to time, and subject to the terms and the conditions of such plans. Such benefits include, but are not limited to, participation in The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan or any successor plan for a similar purpose. In connection therewith, the Company will enter into separate award agreements with Executive providing for the following: (i) a long-term incentive award that includes a grant of restricted share units equivalent to 70% of Base Salary and performance share units (“PSUs”) equivalent to 70% of Base Salary, with a vesting date of March 1, 2016 (the “Long Term Incentive Award”); (ii) a special long-term incentive award consisting of a one-time PSU grant equivalent to 160% of Base Salary, subject to time and performance vesting; and (iii) a sign-on share-based award valued at $400,000, which shall vest 50% on March 1, 2014 and 50% on March 1, 2015. The parties acknowledge that the awards described in subsections (i)-(iii) will be set forth in separate award agreements containing additional terms, and that such award agreements will supersede the general recitation of such awards set forth herein.

G.
The Company will reimburse Executive’s reasonable business expenses incurred in performing his duties under this Agreement, subject to Executive’s submission of appropriate documentation and compliance with relevant Company policies.

H.	Executive shall be eligible to receive 280 hours (35 days) of paid time off (“PTO”) annually pursuant to the terms and conditions of the Company’s PTO policy.

3.
Term. The Term of this Agreement shall commence on the Effective Date and continue for two years thereafter unless terminated earlier by either party in accordance with Section 4. At the end of the Term, this Agreement shall automatically terminate (except as set forth in Section 5(D)) unless renewed or extended by the parties in writing. The parties agree that the expiration of the Term shall not be considered a circumstance giving rise to a severance payment obligation under Section 4.

4.
Termination and Severance. Executive’s employment is “at will,” meaning either the Company or Executive may end the employment relationship at any time, with or without cause. Executive’s “at will” relationship can only be modified in writing by an individual expressly so authorized by the Company’s Board of Directors, and then only in a subsequent document specifically addressed to Executive and entitled “Amended Employment Agreement.” The parties further agree that:

A.
If the Company terminates Executive’s employment under this Agreement without Cause, as defined below, or if the parties mutually agree to terminate this Agreement, or if Executive resigns his employment during the Term for Good Reason, as defined below, Executive will be entitled to receive the payments specified in Section 4(F) and, subject to Section 4(B), the Company will make the following additional payments to Executive (the “Severance Payments”): (i) a lump sum payment equal to one year of Executive’s Base Salary as of the termination date; (ii) a lump sum payment equal to the annual target bonus available to Executive for the year in which the Term ends, pro-rated based on the number of Executive’s completed months of employment during such year; (iii) a lump sum payment equal to Executive’s annual target bonus; and (iv) a lump sum payment that is the cash equivalent of the restricted and performance share units available under the Long Term Incentive Award, based on the average closing share price for the three days immediately preceding and including the termination date, and with the PSU value calculated using a 1.0 PSU Multiplier (as such term is defined in the award agreement for the Long Term Incentive Award). Executive acknowledges that the severance opportunity set forth herein shall only apply during the Term of this Agreement. If Executive’s employment with the Company continues after the expiration of the Term of this Agreement, he will not be entitled to any severance under this Agreement upon the termination of his employment, regardless of the circumstances of such termination.

B.
The Company’s obligation to provide the Severance Payments is conditioned upon Executive’s compliance with all of his obligations under this Agreement and, upon the cessation of his employment, his execution and non-revocation (and the expiration of any period of revocation), by the 30th day after his last date of employment, of a general release in favor of the Taubman Entities and in a form reasonably acceptable to the Company and substantially in the form of Exhibit B. Provided that such release becomes effective in accordance with its terms, the Severance Payments will be paid on the first payroll date following the 30th day after the termination of this Agreement, subject to tax withholding.

C.
For purposes of this Agreement, “Cause” is defined as the occurrence of any of the following: (i) a material breach of this Agreement or any contractual or legal obligation to any of the Taubman Entities; (ii) conviction of, a guilty plea to, or confession of guilt of, any crime (other than traffic offenses that do not rise to the level of a misdemeanor or felony); (iii) fraudulent, dishonest or illegal conduct in the performance of services for or on behalf of any of the Taubman Entities; (iv) any conduct in violation of Company policy or detrimental to the reputation of the Taubman Entities; (v) insubordination and/or failure to perform duties as reasonably directed by the Company; (vi) an act which, in the judgment of the Company, constitutes gross negligence or willful misconduct; (vii) conduct involving an act of moral turpitude; (viii) the misappropriation of funds; or (ix) the omission, misrepresentation or falsification of any material information during the negotiations that resulted in Executive being hired by the Company. Prior to terminating the Executive for Cause under subsections (i), (iv), or (v) above, the Company must provide written notice to Executive of the Cause condition within 30 days of being notified of, or becoming aware of, such condition, and the Company must allow Executive a period of 15 days following such notice to remedy the condition, if such condition is remediable. If the Cause condition has not been cured to the Company’s reasonable satisfaction, the Company may terminate this Agreement and Executive’s employment for Cause by providing written notice to Executive within 30 days after the end of the cure period.

D.
For purposes of this Agreement, “Good Reason” is defined as the occurrence of any of the following: (i) a material breach of this Agreement; (ii) a material diminution of Executive’s compensation under this Agreement; (iii) a material diminution of Executive’s authority, title, duties or responsibilities other than by the assignment of such authorities, duties or responsibilities which are by their nature, or which are identified at the time of assignment, as being temporary or short term; or (iv) a change in the geographic location at which Executive must perform services of more than 50 miles from the Company’s principal office location on the date of this Agreement. Prior to resigning for Good Reason, Executive must provide written notice of the Good Reason condition to the Company within 30 days of its first occurrence, and must cooperate in good faith with the Company’s efforts, for a 30-day cure period, to remedy the condition. If the Good Reason condition has not been cured to Executive’s reasonable satisfaction (or if incapable of cure during the cure period, if the Company has not taken reasonable steps to begin to cure the Good Reason condition during the cure period), Executive may resign his employment for Good Reason by providing written notice within 30 days after the end of the cure period.

E.
This Agreement shall terminate if, during the Term, Executive dies or becomes qualified to receive long-term disability benefits under the Company’s applicable policy, as may be amended by the Company from time to time. Upon the termination of this Agreement under this subsection, the Company will pay Executive or, if applicable, his estate, the payments specified in Section 4(F) below. Upon delivery of the payment(s) described in Section 4(F), the Company will have no further obligation to Executive under this Agreement.

F.
Upon the termination of this Agreement for any reason other than those specified in Section 4(A), the Company will pay Executive: (i) his Base Salary to the extent such amount has accrued through the termination date and remains unpaid; (ii) a payment for any accrued but unused PTO in accordance with the Company’s PTO policy; and (iii) his unreimbursed business expenses through the termination date, to the extent such expenses are properly payable under relevant Company policies. Upon delivery of the payment(s) described in this Section 4(F), the Company will have no further obligation to Executive under this Agreement.

G.
The parties acknowledge that they have separately entered into a Change in Control Employment Agreement (the “Change in Control Agreement”) generally in the form of the agreement attached as Exhibit A. This Agreement shall terminate automatically if superseded per the terms of the Change in Control Agreement. The termination of this Agreement for such reason shall not give rise to a severance payment obligation under Section 4.

5.
Restrictive Covenants. Executive acknowledges and agrees that, during his employment, he will form, on behalf of the Taubman Entities, certain business relationships that are part of the goodwill of the Taubman Entities and he will have access to and knowledge of the Taubman Entities’ confidential information, which gives the Taubman Entities a competitive advantage. Executive acknowledges and agrees that the Taubman Entities are entitled to protect their investment in the foregoing and to keep the results of their efforts, their goodwill, and their confidential information for their sole and exclusive use through the enforcement of the following obligations, which are reasonable and necessary for that purpose:

A.
Executive shall comply with the Taubman Code of Business Conduct and Ethics and the Taubman Policy on Information Security (and any successor or similar policies), including the obligations concerning confidential and proprietary information.

B.
During his employment and, if his employment is voluntarily or involuntarily terminated during the Term (regardless of reason), for one year after his employment ends, Executive will not, directly or indirectly, for himself or on behalf of or in connection with any other person, entity or organization, own, manage, maintain, consult with, operate, acquire any interest in (other than 1% or less of the common stock of any publicly traded company), or otherwise assist or be connected with (including, but not limited to, as an employee, consultant, advisor, agent, independent contractor, owner, partner, co-venturer, principal, director, shareholder, lender or otherwise) any Restricted Entity (as defined herein). The term “Restricted Entity” shall mean any person or entity, or any affiliate thereof, who, as of the date(s) that any action(s) listed above is/are taken: (i) owns two or more leases, anchor pads and/or parcels of real property (or any two or more combinations of any of the foregoing) at any shopping center owned directly or indirectly by The Taubman Realty Group Limited Partnership; (ii) is included on the FTSE NAREIT Retail Index (or any successor index published by NAREIT); or (iii) owns and/or manages a retail real estate portfolio in excess of one million square feet.

C.
During his employment and, if his employment is voluntarily or involuntarily terminated during the Term (regardless of reason), for one year after his employment ends, Executive will not, directly or indirectly, for himself or on behalf of or in connection with any other person, entity or organization: (i) induce or attempt to induce any employee or consultant of the Company to leave the employ or services of the Company or in any way interfere with the relationship between the Company and such employee or consultant; or (ii) call on, solicit, have contact with, or service any client, prospective client, tenant, anchor tenant, strategic partner, funding source, or other business relation of the Taubman Entities in order to: (1) solicit business of the type provided by the Taubman Entities; (2) induce or attempt to induce such person or entity to cease doing business with, or reduce the amount of business conducted with, any of the Taubman Entities; or (3) in any way interfere with the relationship between any such person or entity and any of the Taubman Entities.

D.
Executive acknowledges and agrees that the restrictions set forth in this Section 5 will survive the termination of this Agreement, regardless of the reason for such termination, as necessary to enforce the restrictions set forth herein. The parties further agree that, if Executive remains employed by the Company following the end of the Term, or if his employment ends as a result of the expiration of the Term, this Section 5 shall no longer apply to him.

E.
Executive acknowledges and agrees that: (i) the breach of this Section will result in immediate and irreparable harm to the Taubman Entities; (ii) no adequate remedy at law exists with regard to any such breach; (iii) public policy will be furthered by the enforcement of this Section by an injunction; (iv) injunctive relief will not deprive Executive of an ability to earn a living because he is qualified for many positions which do not necessitate the breach of any provision of this Section; and (v) the Taubman Entities will be entitled to enforce this Section by injunction or other equitable remedies in the event of such breach, in addition to any other available remedies. If Executive breaches the obligations set forth in this Section, then, in addition to any other available remedies, any applicable restricted period shall be extended to account for the period during which he was in breach. In any action regarding this Section 5, the prevailing party shall be entitled to reimbursement of his/its legal fees and costs.

6.	Intellectual Property Rights.

A.
Executive acknowledges and agrees that all Intellectual Property, as defined below, is the Company’s exclusive property and shall be deemed held by Executive in a fiduciary capacity only. Executive shall not at any time acquire or claim any right, title or interest of any nature whatsoever in any such Intellectual Property by virtue of this Agreement, Executive’s employment, and/or Executive’s use thereof in connection with his employment. Executive hereby assigns and agrees to assign such Intellectual Property to the Company, and agrees that any right, title or interest in or relating to such Intellectual Property will immediately and irrevocably vest in the Company. Such right, title and interest shall include, but not be limited to, all patent, copyright, trademark, trade secret and similar rights thereto. Executive further agrees, upon reasonable request of the Company, to cooperate fully and execute such further documents and perform such further acts, at the Company’s expense, as may be necessary to perfect the foregoing assignment and to protect the Company’s rights in the Intellectual Property. In the event Executive fails or refuses to execute such documents, Executive hereby appoints the Company as his attorney-in-fact (this appointment to be irrevocable and a power coupled with an interest) to act on Executive’s behalf and to execute such documents.

B.
All copyrightable Intellectual Property created by Executive shall be considered specially commissioned as “work made for hire,” as that term is defined in the Copyright Law of the United States (17 U.S.C. Sec. 101, et seq., or its successor law). To the extent that any such Intellectual Property may not qualify as a “work made for hire” under such law, Executive shall assign, and hereby agrees to assign, all of Executive’s copyright and other interests therein to the Company.

C.
For purposes of this Agreement, “Intellectual Property” includes, but is not limited to, the devices, inventions, improvements, applications, data, processes, research, database rights, methodologies, technical information, discoveries, developments, compositions, works, concepts, trade secrets, and ideas (whether or not capable of patent, trademark or copyright protection), and other patentable or copyrightable material, authored, created, invented, derived, developed or reduced to practice by Executive, either solely or jointly with others, that either: (i) relate to any current or prospective business, work, research or investigations of the Company; (ii) were developed, in whole or in part, on the Company’s time or with the use of any of Company equipment, supplies, resources, facilities or confidential information; (iii) result from or are suggested by any work that Executive may do for the Company; or (iv) were created or improved by Executive, or upon which Executive works in any fashion, during Executive’s employment.

7.
Severability. It is the intent of the parties that the terms, conditions, provisions and covenants in this Agreement shall be enforceable to the fullest extent permitted by law. If any such term, condition, covenant or provision is determined to be illegal, invalid, void or unenforceable, then such term, condition, covenant or provision shall be construed in a manner so as to permit its enforceability under the applicable law to the fullest extent permitted by law in light of such determination. In addition, the invalidity or unenforceability of any provision of this Agreement in a particular respect shall not affect the validity and enforceability of any other provision of this Agreement or of the same provision in any other respect.

8.
Counterparts. This Agreement and any amendment hereto may be executed in one or more counterparts. All of such counterparts shall constitute one and the same agreement and shall become effective when a copy signed by each party has been delivered to the other party.

9.
Other Agreements and Policies. In addition to the obligations set forth herein, Executive will be subject to other Company policies and may be required to execute other agreements, consistent with the Company’s business objectives.

10.
Waiver. No failure on the part of the Company to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof or of any other right, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

11.
Dispute Resolution. All questions concerning the construction, validity, interpretation, and enforcement of this Agreement will be governed by and construed in accordance with the laws of the State of Michigan, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan. Any lawsuit arising out of or in any way related to this Agreement, Executive’s employment, and/or the cessation of his employment shall be brought in a court of competent jurisdiction in Oakland County, Michigan or the United States District Court for the Eastern District of Michigan. AS A SPECIFICALLY BARGAINED INDUCEMENT WITH RESPECT TO ENTRY INTO THIS AGREEMENT, AND HAVING HAD THE OPPORTUNITY TO CONSULT COUNSEL, EXECUTIVE EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT, HIS EMPLOYMENT, OR THE CESSATION OF HIS EMPLOYMENT.

12.
Section 409A. This Agreement is intended to comply with and be interpreted in accordance with Section 409A of the Internal Revenue Code of 1986, as amended and the regulations and other guidance issued thereunder (collectively, “Section 409A”). Each payment in a series of payments provided to Executive pursuant to this Agreement will be deemed a separate payment for purposes of Section 409A. In the event that Executive is determined by the Company to be a “specified employee” for purposes of Section 409A at the time of his separation from service with the Company, any payments of nonqualified deferred compensation (after giving effect to any exemptions available under Section 409A) otherwise payable to Executive during the first six months following his separation from service shall be delayed and paid in a lump sum upon the first day of the seventh month following Executive’s separation from service, and the balance of the installments (if any) will be payable in accordance with their original schedule. As used in this Agreement, “termination of employment” and similar terms mean Executive’s “separation from service” as that term is defined in Treasury Regulation Section 1.409A-1(h). The Company’s payment or reimbursement of Executive’s expenses as provided for in this Agreement will be made in accordance with the Company’s regular policies and in all events be made on or before the end of the calendar year following the calendar year in which an expense was incurred, will not affect the expenses eligible for reimbursement in any other calendar year, and cannot be liquidated or exchanged for any other benefit.

13.
Entire Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof and supersedes any prior agreements, undertakings, commitments and practices relating to the subject matter thereof. No amendment or modification of the terms of this Agreement shall be valid unless made in writing and signed by Executive and by an individual expressly so authorized by the Company’s Board of Directors.

14.	THE UNDERSIGNED HAVE READ THE FOREGOING AGREEMENT AND ENTER INTO THIS AGREEMENT KNOWINGLY AND VOLUNTARILY.

THE TAUBMAN COMPANY LLC

/s/ David Joseph		By:	/s/ Chris Heaphy
DAVID JOSEPH			Chris Heaphy

Dated:	May 8, 2013	Its:	General Counsel and Secretary